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04017474

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SECURITIE ... SSION
Washington, D.C. 20549

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PROCESSED
MAR 29 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65435

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 12-18-2002 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Execution LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Greenwich Avenue
(No. and Street)

Greenwich,	**CT**	**06830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Jason Winn **(203) 622 - 8713**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS
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OATH OR AFFIRMATION

I, F. Jason Winn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Execution LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operations Officer

Title

Notary Public

MEAGHAN J. MURPHY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2008

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Execution LLC
(A wholly-owned subsidiary of Execution Holdings LLC)

December 31, 2003
with Report of Independent Auditors

Execution LLC
(A wholly-owned subsidiary of Execution Holdings LLC)

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member of
Execution LLC (A wholly-owned subsidiary of Execution Holdings LLC)

We have audited the accompanying statement of financial condition of Execution LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Execution LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 27, 2004

Execution LLC
(A wholly-owned subsidiary of Execution Holdings LLC)

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 480,615
Receivables from brokers and dealers	200,986
Deposit at clearing broker	100,000
Receivable from affiliate	34,015
Receivables from employees	81,587
Prepaid expenses	82,558
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $45,262	381,823
Leasehold improvements, at cost, net of accumulated depreciation of $22,099	233,541
Other assets	44,060
Total assets	$1,639,185
Liabilities and member's equity	
Liabilities:	
Payables to brokers and dealers	$ 2,420
Accounts payable	254,487
Accrued expenses	35,000
Other liabilities	19,402
	311,309
Member's equity:	
Member's equity	853,472
Retained earnings	474,404
Total member's equity	1,327,876
Total liabilities and member's equity	$1,639,185

See notes to Statement of Financial Condition.

Execution LLC
(A wholly-owned subsidiary of Execution Holdings LLC)

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

Execution LLC (the "Company") is a wholly-owned subsidiary of Execution Holdings LLC (the "Parent"). The Company is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company, incorporated on June 11, 2002 under the laws of the State of Connecticut, conducts business from its office in Greenwich, Connecticut. The Company obtained approval of its membership application from the NASD and began operations as a registered broker dealer on December 18, 2002. The Company commenced general operations on June 11, 2002 and commenced operations as a registered broker dealer upon the approval of its membership application on December 18, 2002.

The Company acts as an introducing broker and is engaged in brokerage related activities, acting as agent for foreign and United States institutional customers in the purchase and sale of United States equities. These trades are settled on a delivery versus payment basis. Securities transactions for the Company's customers are cleared through and carried by Pershing Securities LLC (the "Clearing Broker") on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all cash and highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Receivables from and Deposits at Brokers and Dealers

Receivables from brokers and dealers represents funds held at the Clearing Broker in various accounts and primarily represent earned commissions which are generally remitted to the Company within thirty days of being earned. Additionally, a segregated clearance deposit of $100,000 is maintained at the Clearing Broker.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Pursuant to U.S. tax rules, the Company, as a single-member limited liability company (LLC), can make an election to be treated as a corporation, separate and apart from its owners. Since the Parent did not make such an election, it is disregarded for U.S. federal income tax purposes as a separate entity. Execution Limited ("Limited"), the Parent's sole member, is deemed to have operations in the U.S. in branch form through the Parent's activities and the Company's income will be included in Limited's reportable income in its US tax returns. Therefore, the Company is not filing a U.S. Income Tax return for the period ending December 31, 2003. The Company intends to elect to be treated as a corporation separate and apart from its owners in 2004, and will therefore file a U.S. Income Tax return in subsequent periods.

Depreciation and Amortization

Depreciation is provided for furniture and equipment on a straight-line basis over the estimated useful lives of the assets of five years. Leasehold improvements are amortized on a straight-line basis over the life of the underlying lease of three years.

3. Transactions with Customers

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2003, there were no amounts to be indemnified to the Clearing Broker for these customer accounts.

4. Related Party Transactions

The Company executes trades on behalf of Limited and collects commissions on these trades at a prescribed rate.

The Company has entered into an agreement with Limited. In connection with the agreement, the Company received reimbursement for operating costs as defined in this agreement plus 5% from Limited. Reimbursement is provided for compensation and benefits, occupancy and equipment, professional fees and other expenses. The Receivable from affiliate balance on the

4. Related Party Transactions (continued)

Statement of Financial Condition of $34,015 is recorded net after offsetting amounts due to Limited for other expenses paid on the Company's behalf.

The Company executed a Loan Agreement with an employee effective September 11, 2003 with a maturity date of September 10, 2004. The stated principal loan amount is $75,000, with a stated interest rate of 2%. The principal and interest related to this loan at December 31, 2003 is included in Receivables from employees in the Statement of Financial Condition.

5. Net Capital Requirements

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of $100,000 minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

At December 31, 2003, the Company had net capital of $470,292 which was $370,292 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 0.85 to 1.

6. Commitments and Contingencies

The Company entered into a lease agreement for office space effective March 1, 2003. The lease expires on March 31, 2006 with two options enabling the Company to renew for periods of two and five years respectively. At December 31, 2003, the approximate future minimum base rental payments under this lease are as follows:

Year ending December 31:	
2004	$ 85,455
2005	$ 97,650
2006	$ 24,413
Total	$207,518

The above amounts are future minimum base rental payments. The lease agreement additionally includes escalation provisions.

The Company entered into a Fully Disclosed Clearing Agreement on June 26, 2003 with the Clearing Broker to act as clearing agent for U.S. equity trades. This agreement can be cancelled with prior 90 day notice by either party.